

SEC 07006206 ISSION

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RECEIVED APR 12 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 186

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POND EQUITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4522 FORT HAMILTON PARKWAY
(No. and Street)

BROOKLYN (City) NEW YORK (State) 11219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIRIAM WERCZBERGER (718) 437-3657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RISCHALL, NEIL DAVID
(Name – *if individual, state last, first, middle name*)

2294 NOSTRAND AVENUE SUITE 1003 (Address) BROOKLYN (City) NEW YORK (State) 11210 (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EZRA BIRNBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POND EQUITIES, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Neil D. Rischall
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510

To the Stockholders of
Pond Equites

I have audited the accompanying statement of financial condition of Pond Equities as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis , evidence supporting the amounts and disclosures in the financial statments. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pond Equities as of December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Neil D. Rischall CPA
Brooklyn, New York
February 22, 2007

Neil D. Rischall
Certified Public Accountant
2294 Nostrand Avenue Suite 1003
Brooklyn, New York 11210
Phone (718) 692-0510

To the Stockholders of
Pond Equites

I have examined the financial statements of Pond Equities for the year ended December 31, 2006, and have issued my report thereon dated February 22, 2007. As part of my examination, I made a study evaluation of the company's system of internal accounting controls, to the extent I considered necessary to evaluate the system, as required under generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures, as required by rule 17a-5(g)1 of the Securities and Exchange Commission, and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. I did not review the practices and procedures followed by Pond Equities in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because Pond Equities does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess whether those practices and procedures can be expected to achieve the commissions above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholders of
Pond Equites

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to any future periods, is subject to the risk that they may become inadequate because changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Pond Equities taken as whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2006 to meet the commission's objectives.

This report is intended solely for the use of management and the Securities Exchange Commission and should not be used for any other purpose.



Neil D. Rischall CPA
Brooklyn, New York
February 22, 2007

Pond Equities
Balance Sheet
December 31, 2006

Assets

Cash	$ 80,563
Due from broker	6,404
Securities owned	3,229,017
Other assets	71,100
	$ 3,387,084

Liabilites and Stockholders Equity

Liabilities:	
Accounts payable, accrued expenses and other liabilites	$ 1,845,825
Securities sold not yet purchased	4,379
	1,850,204
Commitment and contingent liabilities	
Subordinated borrowings	100,000
Stockholders Equity	
Common Stock	500
Paid in Capital	46,300
Retained Earnings	1,390,080
Total Stockholders Equity	1,436,880
	$ 3,387,084

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Operations
for the Year Ended December 31, 2006

Revenues:	
Commission Income	$ 6,700,370
Trading Income (Loss)	(818,733)
Margin, interest, & dividend income	97,096
Total Revenues	5,978,733
Expenses:	
Salaries	3,030,980
Travel and selling	400,060
Professional services	395,889
Insurance	234,853
Delivery and auto	153,623
Payroll expenses	134,848
Dues	121,615
Advertising	103,150
Rent	55,000
Communications	53,646
Employee benefits	49,274
Clearing and transaction fees	46,142
Office	40,888
Repairs	40,000
Interest expense	39,776
Computer services	20,899
Utilities	8,026
Allowance for doubtful accounts	7,356
Taxes	5,548
Total expenses	4,941,573
Net income	$ 1,037,160

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Changes in Stockholders Equity
for the Year Ended December 31, 2006

	Common Stock	Paid-in Capital	Retained Earnings
Balances at January 1, 2005	$ 500	$ 46,300	$ 677,920
Net income			1,037,160
(Draws) of income			(325,000)
Balances at December 31, 2005	$ 500	$ 46,300	$ 1,390,080

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
for the Year Ended December 31, 2006

Subordinated Liabilities as of January 1, 2006	$ 100,000
(Decrease) in subordinated loans	0
Subordinated Liabilities as of December 31, 2006	$ 100,000

	Equity	Other	Total
Subordinated Liabilities Balances at January 1, 2005	0	0	$ 100,000
Increase Decrease			
Subordinated Liabilities Balances at December 31, 2005	$ 0	$ 0	$ 100,000

The accompanying notes are an integral part of these financial statements.

Pond Equities
Statement of Cash Flows
for the Year ended December 31, 2006

Cash flows form operations:		
Net income		$ 1,037,160
Adjustments to reconcile net income to cash:		
Changes in Assets:		
(Increase) in due from brokers	(269)	
(Increase) in other assets	(49,500)	
Decrease in securities owned	76,146	
Total change in assets		26,377
Changes in Liabilities:		
(Decrease) in accrued and other liabilities	(612,050)	
(Decrease) in securities sold	(168,504)	
		(780,554)
Cash flows from financing:		
Draws of income		(325,000)
Net increase in cash		(42,017)
Cash at January 1, 2006		122,580
Cash at December 31, 2006		$ 80,563

The accompanying notes are an integral part of these financial statements.

Pond Equities
Computations of Net Capital
December 31, 2006

	Schedule I
Total Shareholders Equity	1,436,880
add: Subordinated Liabilities	100,000
	1,536,880
Non-Allowable Items:	
less: Non-Allowable Assets	71,100
Net Capital before haircuts	1,465,780
Haircuts:	
Stocks	(335,714)
Undue Concentration	(19,963)
Money Market Asset Fund	(7,915)
Government Treasury Bond	(19,808)
Net capital	1,082,380
Calculation on aggregate indebtedness:	
Total liabilities	1,950,204
less: Non-AI items	(104,379)
Aggregate indebtedness:	1,845,825
Computation of basic net capital requirement	
Minimum net capital required (based on aggregate indebtedness)	123,055
Minimum dollar requirement	100,000
Net capital requirement	123,055
Actual net capital	1,082,380
Excess net capital	959,325
Excess net capital - 1000%	897,798
Ratio: Aggregate indebtedness to net capital	171%
Debt/Debt Equity	7%

The accompanying notes are an integral part of these financial statements.

Pond Equites
Notes to Financial Statements

Significant Accounting Policies:

1. Pond Equities has $ 100,000 subordinated liabilities as of December 31, 2006

2. The computation of net capital in this report does not differ materially from the unaudited computation independently submitted by Pond Equities.

3. The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ration would exceed 10 to 1). The following data has been excerpted from Pond Equities Focus Report for the year ended December 31, 2006:

Net Capital	$ 1,082,380
Required Net Capital	$ 123,055
Excess Net Capital	$ 959,325
Ratio of Aggregate Indebtedness to Net Capital	171%

4. The company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customer's accounts are carried by a clearing broker, on a fully disclosed basis.

END